Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023, The Very Good Food Company Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common shares of The Very Good Food Company Inc., effective at the opening of the trading session on April 24, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staff determination on November 15, 2022.
On November 17, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on December 15, 2022. On January 5, 2023, the Company received an additional delist determination for its failure to hold an annual meeting of shareholders. On January 10, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. On January 18, 2023, Staff issued an additional delist determination letter for the Company failure to meet the audit commmittee composition requirements and for a recent announcement that the Company had been placed into receivership pursuant to an Order of the Supreme Court of British Columbia.
In light of such developments and the Company failure to meet the terms of the January 10 decision, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on January 23, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on January 23, 2023.